LINKTORY INC.

Bulevardi Deshmoret e Kombit, Twin Tower

Tirana, Albania 1001

+17026604903

linktoryinc@yahoo.com

October 13, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Linktory, Inc.
Registration Statement on Form S-1, File No. 333-257813
Form 8-A12B submitted October 13, 2022, FIle No. 001-41533

Dear Sir or Madam:

Accession # 0001683168-22-006852 was incorrectly submitted as a Form Type 8-A12B. This filing should have been submitted as a 8-A12G. Therefore, we are requesting a withdrawal of the 8-A12B and will refile this properly thereafter.

Thank you for your consideration in this matter,

By: /s/ Granit Gjoni

Name: Granit Gjoni

Title: President